

Mail Stop 4720

May 11, 2018

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, Illinois, 60602

>   **Re: Morningstar, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 000-51280**

Dear Mr. Dubinsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Part II

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 72

1.   We note your disclosure on page 47 that asset-based fees represent approximately 21% of your gross revenue. Please revise your future filings to separately present asset-based fee revenue on the face of the Income Statement. Refer to Rule 5-03(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at (202) 551-3364, or me at (202) 551-3714 with any questions.

Sincerely,

/s/ Lory Empie

Lory Empie
Staff Accountant
Office of Financial Services